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18001210

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 22 2018

Washington, DC

SEC FILE NUMBER
8-66651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Technology Securities, LLC DBA FinTech Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Huntcliff, suite 1230
(No. and Street)

Atlanta	GA	30350
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Curran 770-396-2256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander St, Suite 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Technology Securities, LLC DBA FinTech Securities, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MAKISHA GANN
Notary Public - State of Georgia
Fulton County
My Commission Expires Dec 19, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Financial Statements for the Year Ended
December 31, 2017
and Report of Independent Registered Public Accounting Firm

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Financial Technology Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Technology Securities, LLC.(The Company) as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2017 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Financial Technology Securities, LLC's financial statements. The supplemental information is the responsibility of Financial Technology Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 8, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	459,846
Deposit with clearing organization		100,000
Commissions receivable		321,070
Property and equipment, net of accumulated depreciation of $74,712		3,389
Developed computer software		142,296
Customer list, net of accumulated amortization of $67,852		34,849
Goodwill		917,768
Prepaid expenses		14,187
Total assets	$	1,993,405

Liabilities and Member's Equity

Liabilities:		
Bank overdraft	$	42,056
Accounts payable and accrued expenses		53,611
Commissions payable		39,511
Deferred revenue		408,269
Total liabilities		543,447
Member's Equity		1,449,958
	$	1,993,405

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Operations
For the Year Ended December 31, 2017

Revenue:		
Commissions	$	3,246,583
Other		10,223
Total revenue		3,256,806
Operating expenses:		
Commissions and execution		1,708,990
Compensation and benefits		908,244
Travel and entertainment		96,496
Professional fees		55,586
Other operating expenses		281,866
Total operating expenses		3,051,182
Net income	$	205,624

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Changes In Member's Equity
For the Year Ended December 31, 2017

Member's Equity, January 1	$	1,944,334
Net income		205,624
Member distributions		(700,000)
Member's Equity, December 31	$	1,449,958

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities:		
Net income	$	205,624
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation & amortization		21,221
Decrease in deposit with clearing organization		150,860
Decrease in commissions receivable		167,584
Increase in prepaid expenses		(14,187)
Increase in bank overdraft		42,056
Increase in accounts payable and accrued expenses		7,063
Increase in commissions payable		3,667
Decrease in deferred revenue		(34,813)
Net cash provided by operating activities		549,075
Cash Flows from Investing Activities:		
Purchased equipment		(4,066)
Developed computer software		(76,763)
Net cash used by investing activities		(80,829)
Cash Flows from Financing Activities:		
Member distributions		(700,000)
Net decrease in cash		(231,754)
Cash and cash equivalents at beginning of year		691,600
Cash and cash equivalents at end of year	$	459,846

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Notes to Financial Statements
December 31, 2017

---

1. Organization and Nature of Business

Financial Technology Securities, LLC DBA Fintech Securities (the Company) is a broker-dealer registered with the Securities Exchange Commission (SEC) and FINRA. The Company is a Georgia limited liability company (LLC).

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

The Company is a wholly owned subsidiary of Innovest Systems, Inc.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA.

The Company is engaged in a single line of business as a securities broker-dealer, and developer of software for its own and customer uses.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposit with clearing organization

The Company is required to maintain a cash deposit, in the name of the Company, with the clearing organization under the terms of its agreement with the clearing organization.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions receivable

Commissions receivable represents commissions receivable for transactions executed by the clearing organization on behalf of the Company's clients and are net of related expenses. Commissions receivable was $321,070 as of December 31, 2017. Management considers commissions receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and consists of furniture and office equipment. Depreciation is computed on the same basis that the Company uses for its tax returns. This basis encompasses using the modified accelerated cost recovery system (MACRS) using useful lives of five to seven years. The Company follows the policy of capitalizing all major additions, renewals and betterments. Upon sale or retirement of property or equipment, the related cost and accumulated depreciation for such items are removed from balance sheet and any gain or loss is included in the results of operations. Depreciation expense was $677 for 2017.

Developed computer software

Developed computer software is stated at cost. There is no amortization for 2017 since the software is still under development, once placed in service it will be amortized over five years.

Customer list

The customer list was initially measured based on its fair value on the date of acquisition. The client list is being amortized on a straight-line basis over a period of 5 years. Amortization was $20,544 for 2017.

Goodwill

Goodwill was initially measured based on its fair value on the date of acquisition. The Company tests goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. No impairment in goodwill was determined for the year ended December 31, 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Commission revenue is recognized as performance obligations are satisfied from the Company acting as an agent buying and selling securities on behalf of its customers. Commissions and related expenses are recorded on a trade date basis as securities transactions occur. The Company is evaluating new revenue recognitions standards for securities broker-dealers and will implement as required.

Deferred revenue

Certain customers have prepaid commissions. Such commissions are reflected as deferred revenue on the statement of financial condition and are recognized as revenue on a pro rata basis when the commission is actually earned by the Company. Deferred revenue as of December 31, 2017 was $408,269 which is net of $140,024 in customer debits/receivables.

Income taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2017, the Company had net capital of $337,469 which was $301,239 in excess of its required net capital of $36,230. The Company's ratio of aggregate indebtedness to net capital was 1.61 to 1.

4. Commitments

In January 2017 the company entered into an operating lease with an initial non-cancelable term commencing April 1, 2017 and terminating on March 31, 2019. Immediately succeeding the expiration of the lease, and provided the Company is not in default, the lease shall continue on a month-to-month basis for a period of up to 36 months, unless terminated by either party upon not less than 60 days prior written notice from the terminating party. Rent expense for the year ended December 31, 2017 was $25,389. The Company estimates future rent expense using the straight-line method as follows:

Year ending December 31	
2018	25,649
2019	6,412
Thereafter	-
Total	$ 32,061

5. Concentration

The Company maintains its cash in a bank deposit account, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. For the year ended December 31, 2017 the Company experienced no material losses as result of such indemnifications. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Subsequent Events

The Company evaluated subsequent events through February 7, 2018, the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Schedule I. Computation Of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
December 31, 2017

Total Member's equity qualified for net capital	$	1,449,958
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment, net		3,389
Developed computer software, net		142,296
Customer list, net		34,849
Goodwill		917,768
Prepaid expenses		14,187
Net capital before haircuts on securities positions		337,469
Haircuts on securities positions		-
Net capital	$	337,469
Aggregate indebtedness:		
Bank overdraft	$	42,056
Accounts payable and accrued expenses		53,611
Commissions payable		39,511
Deferred revenue		408,269
Total aggregate indebtedness	$	543,447
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $5,000		36,230
Excess net capital	$	301,239
Net capital in excess of the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	283,124
Percentage of aggregate indebtedness to net capital		161.04%

There is no difference in the net capital reported above, and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2017.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Schedules II & III
December 31, 2017

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Financial Technology Securities, LLC
DBA Fintech Securities

We have reviewed management's statements, included in Financial Technology Securities, LLC DBA Fintech Securities Annual Exemption Report, in which (1) Financial Technology Securities, LLC DBA Fintech Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Technology Securities, LLC DBA Fintech Securities claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Financial Technology Securities, LLC DBA Fintech Securities stated that Financial Technology Securities, LLC DBA Fintech Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Technology Securities, LLC DBA Fintech Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Technology Securities, LLC DBA Fintech Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 8, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Management's Report on Exemption
December 31, 2017

We, as members of management of Financial Technology Securities, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception.

Financial Technology Securities, LLC

Jack Curran

President

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Financial Technology Securities LLC dba Fintech Securities

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Financial Technology Securities LLC dba Fintech Securities, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Financial Technology Securities LLC dba Fintech Securities compliance with the applicable instructions of Form SIPC-7. Financial Technology Securities LLC dba Fintech Securities' management is responsible for Financial Technology Securities LLC dba Fintech Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 8, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****1928********************MIXED AADC 220
66651 FINRA DEC
FINANCIAL TECHNOLOGY SECURITIES LLC
FINTECH SECURITES
1010 HUNTCLIFF STE 1230
ATLANTA, GA 30350-1808

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4,816

   B. Less payment made with SIPC-6 filed (exclude interest) (2,552)
   7/20/2017
   Date Paid

   C. Less prior overpayment applied (0)

   D. Assessment balance due or (overpayment) 0

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,264

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2,264

   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FINANCIAL TECHNOLOGY SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 31st day of JANUARY, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,256,806
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	21,169
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	24,805
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	45,974
2d. SIPC Net Operating Revenues	$ 3,210,832
2e. General Assessment @ .0015	$ 4,816
	(to page 1, line 2.A.)